August 15, 2024

Moishe Gubin
Principal Executive Officer
OptimumBank Holdings, Inc.
2929 East Commercial Boulevard, Suite 303
Ft. Lauderdale, FL 33308

       Re: OptimumBank Holdings, Inc.
           Registration Statement on Form S-3
           Filed August 9, 2024
           File No. 333-281430
Dear Moishe Gubin:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Christina Ahrens, Esq.